IAMGOLD CORPORATION

NEWS RELEASE

TSX: IMG NYSE: IAG

IAMGOLD REDUCES ITS LONG-TERM DEBT; EXTENDS MATURITY TO 2025

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, March 9, 2017 - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has priced a private offering of $400 million aggregate principal amount of senior notes due 2025 (the "Notes"). The Notes bear interest at 7.00% per annum and are being issued at a price of 100% of their face amount, providing the company with gross proceeds of $400 million. The offering of the Notes is expected to close on or about March 16, 2017, subject to customary closing conditions. Subject to the closing of the Notes, IAMGOLD will use the proceeds of the Notes towards the redemption of its $489 million of outstanding 6.75% Senior Notes due in October 2020 (the "Existing Notes") on or about April 2, 2017.

"Our four-year plan is to increase gold production to one million ounces and to significantly reduce costs," said Executive Vice President and CFO for IAMGOLD Carol Banducci. "While we continue to be very comfortable with our strong financial position today, reducing our long-term debt and extending the maturity date of our notes to 2025 improves our capital structure and supports our ability to fund our growth pipeline over the four-year horizon and beyond."

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements thereof. The Notes will be offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The Notes will be offered and sold in Canada on a private placement basis pursuant to certain exemptions from applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Notes in the United States or any other jurisdiction, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction or an exemption therefrom. This news release does not constitute an offer to purchase the Existing Notes. This news release contains information about pending transactions, and there can be no assurance that these transactions will be completed.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements, including the completion and timing of this offering and the intended use of proceeds from this offering to redeem the Existing Notes. They are forward-looking because they are statements about the future that are based on what the Company knows and expects today. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, including, but not limited to, conditions in financial markets and risks discussed in the risk factors section in IAMGOLD's latest annual information form. Accordingly, readers should not place undue reliance on forward-looking statements. IAMGOLD disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com